CLARKESON RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Number of Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	100	$ 100	$ 621,373	$ (497,717)	$ 123,756
Net Income (Loss)		-	-	(68,494)	(68,494)
Paid-In Capital		-	192,202		192,202
Balance at December 31, 2016	100	$ 100	$ 813,575	$ (566,211)	$ 247,464

The accompanying notes are an integral part of these financial statements.